SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Financial Restructuring
Announcement

Future Considerations

Some information about the Company’s Financial Restructuring Plan includes our expectations about the results that may be obtained by the end of the process. Estimations, such as remaining debt amount as well as its allocation among the various options, the number of issued shares and the Company’s final capital structure, are now made available in order to exclusively illustrate how the Company would achieve the goals implied in the proposed restructuring.

Many factors may affect the final result of the Company’s Financial Restructuring Plan that is now presented: the occurrence of adverse material changes either in the Company or in the country’s macroeconomic conditions and the no-adhesion of at least 95% of creditors.

Contents

  Scenario

  Debt Restructuring

  Telmex’s strategic participation

  Forward vision

Contents

  Scenario

  Debt Restructuring

  Telmex’s strategic participation

  Forward vision

Scenario

  Going through its better operation performance moment, NET Serviços has just formalized a commitment letter with its creditors to restructure its total debt, fully paying the principal and accrued interests

  Additionally, NET will have Telmex as new strategic shareholder, participating in the financial restructuring process in accordance to the agreement made with Globopar

Debt Breakdown

As of June 30, 2004

•	Principal	R$ 1,068 million*
•	Accrued but not paid interests	R$ 327 million*
•	Penalties	R$ 107 million*
•	TOTAL DEBT	R$ 1,502 million*

Penalties have been excluded from this total. Then, the amount under renegotiation is
R$ 1,395 billion*

* Estimated Values

Creditors Breakdown and
Adhesion Percentage

Total: R$ 1,395 bilion*

* Estimated Values

Advantages

To the Company

  Better profile for paying the debt

  Amortization schedule fitted to cash generation

  Lower debt service

  Hedge against interest rate increase and exchange devaluation

  Lower exchange exposure

  Better gross debt/EBITDA ratio

  Better final results

  Wider margin for growing and achieving the Company’s potential

  Strengthening of the Company’s ownership structure by a strategic shareholder holding complementary expertise and solid financial position

Advantages

To the Creditors

  All debt principal and accrued interests paid

  Payments retaking

  Debt guaranteed by real assets

  Possibility of receiving at least 40% of debt in cash or option to jointly participate in NET Serviços S.A.’s shareholders agreement enjoying distinguished governance rights

  Market interest rates

  Possibility of advancing amortization due to the Company’s cash generation surplus

  Refinancing minimum risk

Advantages

To the Shareholders

  Capital structure driven to sustainable development

  Stronger solidity

  Company’s value appreciation in the medium/long term

  Financial balance and focus on operating performance

  Possibility of entering a new shareholder, making the Board of Directors’ qualifications even stronger

  Commitment with high Corporate Governance level

  Bovespa Level 2 Best Corporate Governance Practices

  Transparency at international standards

  One of the few companies to offer tag along to 100% shares

  Adhesion to Arbitration Committee

  Process finalization aiming to comply with the Sarbanes-Oxley Law

Best Moment
1Q04 Results

  Better EBITDA ever registered by the Company: US$ 31.8 million

    8.5% increase over 4Q03

  Higher EBITDA margin ever presented: 27.6%

  Net Revenues: US$ 114.9 million

  Better EBIT ever obtained: US$ 16.4 million

  Net Loss: US$ 15.0 million

Pay TV Base

  Churn management

  Stronger sales

  Subscriber base growth

Vírtua Base
(Internet Broad Band)

  Nearly 7 thousand subscribers every month

  Subscribers’ Fidelity raise

EBITDA and EBIT Performance
(2001 to 2003)

(in US$ million)

Financial statements are prepared under the GAAP

EBITDA and EBIT Performance
(1Q03 to 1Q04)

Financial statements are prepared under the GAAP

Contents

  Scenario

  Debt Restructuring

  Telmex’s strategic participation

  Forward vision

Approved proposal design

  It resulted from various stages involving proposals and counter offers, supported by a group of advisors, which provided solutions and option mix

    Option to convert part of credits into senior debt and part into convertible subordinate debt for Real denominated debt creditors with restrictions to receive shares

    Option to convert credits from dollar into real for creditors with cross border risk restrictions

Option Mix

Real denominated debt creditors

  Option A: 60% in Real denominated senior debt and 40% in shares*

  Option B: 60% in Real denominated senior debt and 40% in convertible / subordinate debt into shares*

  Option C: 100% in shares*

Senior Debt: payment priority and real asset collateral

Convertible / Subordinate Debt: payment upon the full acquittance of senior debt, with possibility of share conversion

* The shares portion may be paid in cash

Option Mix

Dollar denominated debt creditors

  Option A1: 60% in Dollar denominated senior debt and 40% in shares*

  Option A2: 60% in Real denominated senior debt and 40% in shares*

  Option C: 100% in shares*

* The shares portion may be paid in cash

Option Mix

With all convertion options (1) being made by creditors, the remaining debt amount to be paid in cash would be approximately

R$ 730 million*.

(1)The convertible subordinate debt is approximately R$ 80 million

* Estimated Values

Payment Schedule

				2004	2005	2006	2007	2008	2009	2010	2011	2012
Senior Debt	Fixed Schedule	70%	Fixed Option			5%	15%	25%	25%

	Flexible Schedule	30%	Normal			5%	10%	10%	5%
			Stress							30%

Subordinate Debt				share conversion possibility								100%

  Priority: Senior Debt

  The portion of senior debt with flexible schedule aims to provide protection mechanisms against macroeconomic fluctuation in order to reduce as much as possible the impact of interest or exchange rate volatility on the cash flow.

  The subordinate debt may be converted at the ratio of 555 common shares (ON) and 1,666 preferred shares (PN) for each R$ 1 thousand credit, up to the senior debt full settlement.

  Debt principal amortizations may be speed up by using the cash surplus generated by the Company in the previous year.

Interests

Senior Debt

  The Real denominated debt will pay interests equivalent to CDI* + 2% p.a. in 2004 and 2005 and CDI* + 3% p.a. from 2006 to 2010

  The Dollar denominated debt will pay interests equivalent to Libor + 3% p.a. or a pre-fixed rate of 7% p.a.

Subordinate Debt

  The debt will capitalize, on annually basis, interests equivalent to IGPM** + 3% p.a. up to the full senior debt settlement

  After this period, the subordinate debt will pay interests equivalent to CDI* + 3% p.a.

* CDI = Interbank Deposit Certificate
**IGPM = General Market Price Index

Stock Public Offering

  The Company will make a stock public offering, ensuring the shareholders preference rights

  Maximum number of shares to be issued will be 1,825,021,996

  The process will be made under the book building model, which assures the issuance price to be settled by the market

  Funds coming from the public will be used to pay creditors in cash, at the face value of the portion that may be converted into shares

  In case there is no demand at prices equal or higher than R$ 0.35, creditors will subscribe shares at such price, to be paid in credits

Corporate Governance

Creditors that eventually subscribe shares will be entitled to:

  To participate, through a CHC – Creditors Holding Company, in NET Serviços’ Shareholders Agreement together with controlling shareholders

  To appoint, jointly, through the CHC, a Member for the NET’s Board of Directors, who will enjoy the same rights as the representatives of the two current financial shareholders.

  The rule for approving specific issues that requires the approval by the majority members, including at least 1 vote of 2 current financial shareholders will be changed to the requirement of 2 votes of 3 current financial shareholders. In special events, one of these 2 required votes should include the creditors’ vote, providing them with veto power.

  To trade shares that have not been used to constitute the CHC

Amortization Estimates
considering a normal situation

The Company estimates that nearly 60% of its new debt will be denominated in reais and other 40%, in dollars.

Such estimate considers al senior debt of R$ 730 million (*) and a subordinate debt of R$ 80 million (*) (closing on June 30, 2004).

(*) estimates

Amortization Estimates
considering a stressed situation

The Company estimates that nearly 60% of its new debt will be denominated in reais and 40%, in dollars.

Such estimate considers a senior debt of R$ 730 million (*) and a subordinate debt of R$ 80 million (*) (closing on June 30, 2004).

(*) estimates

Ownership Structure
prior to the Restructuring

	Common Shares		Preferred Shares		Total

	# of Shares	%	# of Shares	%	# of Shares	%

Org. Globo	652.4	78.8%	296.2	24.7%	948.7	46.8%
BNDESPar	60.1	7.3%	374.4	31.2%	434.6	21.4%
Bradespar	44.5	5.4%	86.0	7.2%	130.5	6.4%
RBS Group	56.5	6.8%	23.3	1.9%	79.9	3.9%
The Public	14.8	1.8%	420.5	35.0%	435.2	21.5%

Total	828.4	100.0%	1.200.5	100.0%	2.028.9	100.0%

As of 05/31/2004

Org. Globo’s stock interest assumes a condition involving the exchange of 86 million of Globo’s preferred shares for Bradespar’s common shares

Possible Ownership Structure
after the Debt Restructuring (*)

	Common Shares		Preferred Shares		Total

	# of Shares	%	# of Shares	%	# of Shares	%

Org. Globo	701.0	54.6%	441.8	17.2%	1.142.7	29.7%
BNDESPar	60.1	4.7%	374.4	14.6%	434.6	11.3%
Bradespar	44.5	3.5%	86.0	3.3%	130.5	3.4%
RBS Group	56.5	4.4%	23.3	0.9%	79.9	2.1%
The Public	14.8	1.1%	420.5	16.4%	435.2	11.3%
Creditors	407.7	31.7%	1.223.2	47.6%	1.630.9	42.3%

Total	1.284.6	100.0%	2.569.3	100.0%	3.853.9	100.0%

As of 05/31/2004

(*) estimates

Contents

  Scenario

  Debt Restructuring

  Telmex’s strategic participation

  Forward vision

Telmex’s Participation

  Globopar will subscribe total common shares (*)

  In the public offering book building process, Telmex will ensure the subscription of total preferred shares to be issued at the minimum price of R$ 0.35

  NET’s creditors will receive, as a replacement for shares or convertible subordinate debentures, a cash amount equivalent to the face value of the credit to be converted

    Consequently, there will be no issuance of shares or subordinate debentures to creditors

  Telmex’s participation will be subject to the following conditions:

    Anatel’s approval

    Financial restructuring completion

    Negotiation of a new Shareholder’s Agreement to NET

    Required corporate approvals

(*) After preference rights

Telmex’s Participation

  Telmex’s total participation and the amount to be disbursed depends on various factors, including the number of shares issued and the number of shares subscribed by Globopar and Telmex

  Telmex will have a stake in NET’s capital through both the direct acquisition of shares and acquisition of a stock interest in a special purpose entity (SPE), which will hold 51% of NET’s common shares

    Globopar will hold the majority SPE’s common shares

    Telmex will be entitled to acquire from Globopar the SPE’s control, if permitted by law

  Alternatively, Globopar is entitled to sell 34% of NET’s total capital to Telmex for US$ 130 million, from 10/30/2004 to 07/01/2005

Amortization Estimates
considering a normal situation

The estimate considers a senior debt of R$ 730 million (*) (closing in 06/30/04).

(*) estimates

Amortization Estimates
considering a stressed situation

The estimate considers a senior debt of R$ 730 million (*) (closing on 06/30/04).

(*) estimates

Contents

  Scenario

  Debt Restructuring

  Telmex’s strategic participation

  Forward vision

Fully Achieved Goals

  Amortization schedule fitted to cash generation evolution

  Hedge against interest rate increase and exchange devaluation

  Gross debt/EBITDA ratio around 2.3 times, fitted to the Brazilian macroeconomic scenario

  Refinancing minimum risk

  Capital structure driven to sustainable development

  Management consolidation

  Strong controlling shareholder base with positive sign to the market

  Company ready to benefit from both its efforts and its business maturation sweep (Pay TV and Vírtua)

  Establishment of a virtuous cycle

Virtuous Cycle

Future Considerations

Eventual statements made during this presentation referring to the Company’s business outlook, projections and financial and operating goals are beliefs and assumptions of the Management of Net Serviços de Comunicação S.A and are based on information currently available to the Company. Future considerations do not guarantee performance. They involve risks, uncertainties and premises since they refer to future events and, then, depends on circumstances that may not occur.

The audience should understand that economic and industry general conditions, as well as, other operating factors may affect the Company’s future results and lead to outcomes that may be materially different from those expressed in such future considerations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.